Exhibit 99.1

Press release

PolyPid Announces Exclusive Licensing Agreement with ADVANZ PHARMA for the Commercialization of D-PLEX100 in Europe

PolyPid to potentially receive over $110 million in upfront and milestone payments as well as royalties on net sales

ADVANZ PHARMA to receive exclusive rights to commercialize D-PLEX100 for the prevention of surgical site infections in abdominal and cardiac surgeries in Europe, leveraging its specialty and hospital footprint

PETACH TIKVA, Israel, August 3, 2022 – PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, today announced that it has entered into an exclusive licensing agreement with ADVANZ PHARMA Corp. (“ADVANZ PHARMA”), a UK-based global specialty and hospital pharmaceutical company, for the commercialization of its lead drug candidate, D-PLEX100 for the prevention of surgical site infections (“SSIs”) in abdominal and cardiac surgeries, in Europe.

Under the terms of the agreement, PolyPid will receive an upfront payment immediately upon signing and additional development-related milestones for a total of up to $23.5 million as follows: upfront payment of $2.6 million, up to $12.5 million contingent upon positive top-line results of SHIELD I Phase 3 study and additional development-related milestones of up to $8.4 million. Upon commercialization, PolyPid will receive up to $89 million in sales-related milestones. In addition, the Company will also supply D-PLEX100 to ADVANZ PHARMA for a transfer price and will be entitled to royalties on net sales in double-digit percentages of up to mid-twenties.

“We are very pleased to collaborate with ADVANZ PHARMA to commercialize D-PLEX100 in Europe,” stated Dikla Czaczkes Akselbrad, PolyPid’s Chief Executive Officer. “ADVANZ PHARMA’s expertise in marketing hospital-based therapies, combined with its significant resources and relationships in the region, will prove invaluable in expanding access to D-PLEX100 and delivering this much-needed therapy, if approved, to patients. We are also in active discussions with multiple large and mid-size potential strategic partners, all with significant presence and experience selling in hospitals and operating rooms, to potentially commercialize D-PLEX100 in additional geographies.”

Steffen Wagner, Chief Executive Officer of ADVANZ PHARMA, commented: “We are very excited by the potential of D-PLEX100 to effectively prevent SSIs and improve patient outcomes. D-PLEX100 is expected to be an important growth driver for ADVANZ PHARMA. The collaboration with PolyPid is in line with our strategy for the commercialization of specialty and hospital pharmaceuticals in Europe.”

PolyPid recently announced the completion of enrollment of its SHIELD I Phase 3 study of D-PLEX100 for the prevention of SSIs in abdominal surgery, with top-line results expected by the end of the current quarter.

About D-PLEX100

PolyPid’s lead product candidate, D-PLEX100, is designed to provide local prolonged and controlled anti-bacterial activity directly at the surgical site to prevent SSIs. Following the administration of D-PLEX100 into the surgical site, the PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients, enabling a prolonged and continuous release of the broad-spectrum antibiotic doxycycline, resulting in high local concentration of the drug for a period of 30 days for the prevention of SSIs, with additional potential to prevent SSIs caused by antibiotic-resistant bacteria at the surgical site. D-PLEX100 has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration (FDA) for the prevention of SSIs in patients undergoing elective colorectal surgery. D-PLEX100 has also received three Qualified Infectious Disease Product (QIDP) designations, and three Fast Track designations for the prevention of SSIs in patients undergoing elective colorectal surgery, post-abdominal surgery incisional infection and for the prevention of sternal wound infection post-cardiac surgery.

About ADVANZ PHARMA

ADVANZ PHARMA is a global pharmaceutical company with a strategic focus on specialty and hospital medicines in Europe and Canada. The company has commercial affiliates in Europe, North America and Australia, and a Centre of Excellence in Mumbai, India, as well as an established global network of commercial partners throughout the rest of the world. With an agile and experienced team, including direct sales, marketing, and medical capability across Europe's major markets and Canada, ADVANZ PHARMA is committed to improving lives of patients by providing and enhancing the specialty and hospital medicines they depend on. The company has a broad expertise in several therapeutic areas including hepatology, gastroenterology, critical care, anti-infectives, endocrinology, oncology, and more broadly rare disease medicines, making ADVANZ PHARMA a partner of choice for the commercialisation of specialty and hospital pharmaceuticals.

For more information, please visit our Website or Linkedin.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients, enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. PolyPid’s lead product candidate D-PLEX100 is in Phase 3 clinical trials for the prevention of soft tissue abdominal and sternal bone surgical site infections. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for treatment of solid tumors, beginning with glioblastoma. For additional company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the total potential payments under the licensing agreement with ADVANZ PHARMA, expanding access to D-PLEX100 and delivering the therapy, if approved, to patients, the Company’s discussions with potential strategic partners, potential commercialization of D-PLEX100 in additional geographies, the potential of D-PLEX100 to effectively prevent SSIs and improve patient outcomes, the possibility of bringing Company's product candidate to the European hospital markets, Advanz Pharma’s expectation that D-PLEX100 will be an important growth driver for ADVANZ PHARMA, and the Company’s expectation to report top-line results of the SHIELD I Phase 3 study by the end of the current quarter. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 28, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

The amounts used in this press release are in $US and were converted from Euros based on an exchange rate of 1.02.

Corporate Contact:

PolyPid Ltd.

Ori Warshavsky

COO – US

908-858-5995

Investor Contact:

Bob Yedid

LifeSci Advisors

646-597-6989

Bob@LifeSciAdvisors.com

Media Contact:

Nechama Feuerstein

FINN Partners

551-444-0784

Nechama.Feuerstein@finnpartners.com

For ADVANZ media enquiries, please contact:

Courtney Baines
Communications Manager

Courtney.Baines@advanzpharma.com

Mobile : +44 7776 516979

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